Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate posts fourth quarter net income of $32 million

     Completes acquisition of Australian-based gold miner

     VANCOUVER, Feb. 28 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $32,914,000 or $0.13 per diluted common share and net earnings of $32,020,000 or $0.13 per diluted common share for the fourth quarter of 2007. Cash flow from operations for all of 2007 was $125,285,000 or
$0.49 per diluted common share and net earnings were $38,136,000 or $0.15 per diluted common share.

     <<
     Fourth Quarter Highlights

     -   On October 29, 2007, Northgate announced its proposal to acquire
         Perseverance Corporation Ltd. ("Perseverance"), an Australian gold producer with two fully-permitted gold mines. The deal was approved by Perseverance securityholders and closed on February 18, 2008.
     -   Northgate closed out its gold hedge book and is now completely exposed to future gold price changes.
     -   Production of 41,467 ounces of gold and 16.8 million pounds of copper from the Kemess South mine.
     -   Quarterly gold net cash cost of $18 per ounce and an annual net cash cost of negative $22 per ounce of gold for all of 2007.
     >>

     Ken Stowe, President and CEO, stated, "All in all, 2007 was another solid production year at Kemess despite a significant modification to the production schedule in the fourth quarter, which was necessitated by the realignment of the main haul road out of the pit. Strong cash flow from operations of
$125 million for the year continued to strengthen an already strong balance sheet, thereby allowing us to complete the acquisition of Perseverance with no shareholder dilution. With the closing of the Perseverance deal, we have now achieved a key strategic objective and transformed Northgate into a multi-mine
400,000-ounce per year gold producer with all of our operations in stable jurisdictions. With unhedged gold and copper production in 2008 and record or near-record prices for both metals, we are well positioned for another strong year of cash flows. This will give us the ability to make strategic investments at our new Australian operations while continuing to aggressively develop the Young-Davidson project and look for additional growth opportunities."

     Results of Operations

     Northgate recorded net earnings of $32,020,000 or $0.13 per diluted share in the fourth quarter of 2007 compared with $19,790,000 or $0.09 per diluted share during the corresponding quarter of 2006. For the full year 2007, net earnings were $38,136,000 or $0.15 per diluted share compared with
$106,742,000 or $0.48 per diluted share in 2006. Earnings for the fourth quarter and the full year of 2007 included non-cash future income tax recoveries of $2,267,000 and $13,065,000, respectively. Cash flow from operations, after changes in working capital and other items, was $32,914,000 or $0.13 per diluted share in the fourth quarter of 2007 compared with
$43,884,000 or $0.20 per diluted share during the same quarter last year. For the full year 2007, cash flow from operations after changes in working capital and other items was $125,285,000 or $0.49 per diluted share compared with
$146,612,000 or $0.66 per diluted share in 2006. Per share data is based on the weighted average diluted number of shares outstanding of 255,065,987 and
255,257,756 in the fourth quarter and full year of 2007, respectively. The weighted average diluted number of shares outstanding in the corresponding periods of 2006 was 224,674,332 and 222,892,929, respectively.

     Kemess South Mine Performance

     The Kemess mine posted production of 41,467 ounces of gold and
16.8 million pounds of copper in the fourth quarter of 2007. Metal production was significantly lower than forecast due to lower than expected mill throughput and a 15% copper grade deficit compared to blast hole estimates for the stockpiled, very unusual, high native copper ore that was milled from stockpile in November and December. Milling of this ore and other lower grade stockpiled hypogene ores during November and December was necessitated by the realignment of the main haul road out of the pit due to a crack, which developed in a section of the road. This realignment was completed on
January 10, 2008 at which time ore production from the west end of the pit resumed. For all of 2007, Kemess posted gold and copper production of 245,631 ounces and 68.1 million pounds, respectively.
     During the fourth quarter of 2007, approximately 8.0 million tonnes of ore and waste were removed from the open pit compared to 11.0 million tonnes during the corresponding quarter of 2006. As a result of the lower tonnes mined, unit mining costs during the current quarter were unusually high at
Cdn$2.37 per tonne compared with Cdn$1.64 per tonne in the same period of
2006. For the full year 2007, mining costs averaged Cdn$1.76 per tonne mined compared with Cdn$1.49 per tonne in 2006.
     Mill availability during the fourth quarter of 2007 averaged 90% and throughput averaged 46,072 tonnes per day (tpd), compared with 91%
availability and throughput of 49,645 tpd in the fourth quarter of 2006. Mill throughput was lower in the most recent quarter than it was one year ago due to a variety of operating problems related to processing higher moisture supergene ore from stockpile during the colder winter months. For the full year, Kemess milled approximately 17.8 million tonnes of ore grading
0.627 grams per metric tonne (gr/mt) gold and 0.214% copper, and mill availability averaged 91%, which was the same as 2006.
     Gold and copper recoveries averaged 66% and 75%, respectively, in the fourth quarter of 2007 compared with 72% and 87% in the fourth quarter of
2006. Copper recoveries were significantly lower in the fourth quarter of 2007 than they were in the same quarter of 2006, due to the large quantity of very unusual, high native copper supergene ore with inherently lower copper recovery that was milled from the stockpile in November and December. For the full year, gold and copper recoveries were 68% and 81%, respectively, compared with 69% and 83% in 2006.
     Metal concentrate inventory decreased by 1,000 wet metric tonnes (wmt) to approximately 6,000 wmt during the fourth quarter of 2007. Concentrate inventory is expected to decline through 2008.
     The total unit cost per tonne milled during the fourth quarter of 2007 was Cdn$13.16 (2006 - Cdn$15.58), including Cdn$3.31 (2006 - Cdn$6.48) for marketing costs, which was comprised mainly of treatment and refining costs and transportation fees. The primary reason for the decline in unit cost is the reduction in treatment and refining costs, which are remitted to Xstrata
Canada Corporation. Total site operating costs in the fourth quarter of 2007 were Cdn$41.9 million, consistent with costs of Cdn$41.6 million in the fourth quarter of 2006. The net cash cost of production at Kemess in the fourth quarter was $18 per ounce, bringing the average 2007 cash cost to negative
$22 per ounce. The net cash cost of gold production for the full year is negative due to the large by-product credit derived from copper production, which is credited against site operating costs for purposes of calculating cash costs.

     <<
     The following table provides a summary of operations for the fourth quarter and full year of 2007 and the comparable periods of 2006.

     2007 Kemess Mine Production

     (100% of
      production basis)        Q4 2007      Q4 2006         2007         2006
     -------------------------------------------------------------------------
     Ore plus waste
      mined (tonnes)         8,042,000   11,018,461   42,025,404   43,045,348
     Ore mined (tonnes)      3,206,000    4,746,251   17,060,785   17,219,143
     Stripping ratio
      (waste/ore)                 1.51         1.32         1.46         1.50
     Ore milled (tonnes)     4,238,626    4,567,332   17,802,317   18,233,978
     Ore milled per day
      (tonnes)                  46,072       49,645       48,773       49,956
     Gold grade (gr/mt)          0.459        0.772        0.627        0.763
     Copper grade (%)            0.238        0.243        0.214        0.244
     Gold recovery (%)              66           72           68           69
     Copper recovery (%)            75           87           81           83
     Gold production
      (ounces)                  41,467       81,747      245,631      310,296
     Copper production
      (thousands pounds)        16,766       21,255       68,129       81,209
     Tonnes mined per
      shift worked                 449          645          589          693
     Tonnes milled per
      shift worked                 237          267          249          277
     Net cash cost ($/ounce)        18          (90)         (22)         (56)
     -------------------------------------------------------------------------
     >>

     Safety

     Safety at Kemess in the fourth quarter continued with solid performance, although one lost time incident was recorded. On an annual basis, 2007 was an excellent year for safety at Northgate's operations with only two lost time incidents reported at Kemess and no lost time incidents reported at
Young-Davidson in Matachewan.

     Financial Performance

     Northgate's revenue in the fourth quarter of 2007 was $93,717,000 compared with $118,239,000 in the corresponding period of 2006. Revenue for the fourth quarter of 2007 included a positive mark-to-market adjustment of
$29,631,000 on Northgate's hedge book (2006 - $17,975,000). Due to mark-to-market requirements of Canadian generally accepted accounting principles (Canadian GAAP) and the large size of the Corporation's copper forward sales position relative to quarterly copper production, earnings in future quarters may fluctuate significantly depending on future movements in the price of copper. Metal sales in the fourth quarter of 2007 consisted of
48,937 ounces of gold and 16.8 million pounds of copper, compared with 77,443 ounces of gold and 20.4 million pounds of copper in the fourth quarter of
2006. During the fourth quarter of 2007, the price of gold on the London
Bullion Market (LBM) averaged $788 per ounce (2006 - $614) and the price of copper on the London Metal Exchange (LME) averaged $3.26 per pound (2006 -
$3.21). The net realized metal prices received on metal sales in the fourth quarter of 2007 were approximately $561 per ounce of gold and $3.30 per pound of copper, compared with $533 per ounce and $3.00 per pound in the fourth quarter of 2006. A total of $7,523,000 in gold hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred. The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $204 per ounce, compared with $82 per ounce in the corresponding quarter one year ago. At the end of the fourth quarter, Northgate had settled all its gold forward contracts and was completely unhedged.
     The cost of sales in the fourth quarter of 2007 was $60,322,000, which was consistent with the corresponding period of 2006 when the cost of sales was $60,461,000. Cost of sales in the most recent quarter reflect the negative impact of the strengthening Canadian dollar on the Corporation's mostly
Canadian dollar costs, which was offset by lower treatment and refining costs for concentrate.
     Administrative and general expenses totalled $3,689,000 in the fourth quarter of 2007, higher than the $1,543,000 recorded in the corresponding period of 2006 due to additional corporate office salaries in support of organizational growth, increased administration and compliance spending, as well as the cost of various business development initiatives.
     Depreciation and depletion expenses in the fourth quarter were lower at
$6,131,000 compared to $10,122,000 during the corresponding period of 2006, as a result of less ore being mined from the open pit in November and December while the main haul road in the pit was being realigned.
     Net interest income was significantly higher at $4,813,000 in the fourth quarter of 2007 compared with $2,156,000 in the corresponding quarter of 2006, as a result of substantial increases in the Corporation's cash position due to continued strong operating cash flow.
     Exploration costs in the fourth quarter were significantly higher at
$7,679,000 compared with $4,953,000 in the comparable period of 2006, due to increased activity at Young-Davidson where the advanced underground exploration program continues.
     Other income recorded in the fourth quarter relates to the mark-to-market gain of $10,646,000 on Northgate's option to acquire Perseverance's portfolio of gold forward contracts from an Australian financial institution upon the close of the transaction.
     Capital expenditures totalled $2,565,000 in the fourth quarter of 2007, substantially lower than the $6,115,000 recorded in the corresponding period of 2006 when significant expenditures relating to the Kemess South tailings dam and permitting activities for the Kemess North project were incurred. The
Kemess North project costs were written off in the third quarter of 2007.

     Liquidity and Capital Resources

     Working Capital: At December 31, 2007, Northgate had working capital of
$235,883,000 compared with working capital of $297,957,000 at December 31,
2006. The decrease in working capital was mainly the result of a short-term loan ("the Loan") established with a major investment bank in the US. The proceeds of the Loan have been invested in highly liquid investments, which can be accessed if needed for working capital requirements. Cash and cash equivalents at the end of 2007 amounted to $266,045,000 compared with
$262,199,000 at the end of 2006. All cash and cash equivalents are invested in
R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short-term investment instruments.

     Investments: Northgate maintains a portion of its investments in Auction
Rate Securities ("ARS"), all of which were rated AAA at the time of purchase.
ARS are long-term, floating rate debt securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. Northgate's ARS investments were originally structured and marketed by a major US investment bank.
     The fair market value of Northgate's ARS holdings at December 31, 2007 was $69,397,000, which reflects a $3,203,000 adjustment to the original par value of $72,600,000. This adjustment was recorded into other comprehensive income as Northgate believes that the decline in value is temporary. All of the Corporation's ARS investments continue to make regular cash interest payments.
     Historically, given the liquidity created by the auction process, ARS were presented as current assets on Northgate's balance sheet. Given the continued failure of these auctions and the uncertainty as to when liquidity will return, ARS have been reclassified as non-current assets.
     Certain rating agencies such as S&P, Moody's and Fitch monitor the credit rating of bond insurer institutions (Monoline Insurers), some of which were insurers of a portion of the ARS held by Northgate. In late January, a number of bond insurers were downgraded by certain ratings agencies, which in all cases resulted in corresponding downgrade of the AAA securities insured by those institutions. Approximately 57% of Northgate's ARS holdings are insured.
All of the Corporation's uninsured ARS securities continue to be rated AAA and
Aaa, as applicable.
     The Corporation has no investments in Asset Backed Commercial Paper
(ABCP), Mortgage Backed Securities (MBS) or Collateralized Debt Obligations
(CDO).
     The balance of Northgate's long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.
     If uncertainties in the credit and capital markets persist or Northgate experiences further downgrades on its ARS holdings, the Corporation may incur additional impairments, which may be judged to be other than temporary.
Northgate believes that based on its cash and cash equivalents balance of
$266,045,000 at December 31, 2007 and expected operating cash flows, the current liquidity issues concerning its ARS investments will not have a material impact on Northgate's ability to carry on its business.

     Acquisition of Perseverance: In connection with the acquisition of
Perseverance, Northgate agreed to acquire all of Perseverance's existing debt, gold forward contracts and guarantees from a major financial institution in
Australia ("the Bank"). These arrangements were structured in such a way that they would be executed regardless of the outcome of the acquisition transaction.
     On December 18, 2007, the Corporation, through an Australian subsidiary, acquired the Bank's receivables for cash consideration (in Australian dollars
($A)) of A$29,637,000 (US$25,434,000) and comprised the following:

     <<
     -   Lease Receivables totalling A$1,012,000. All remaining lease and residual payments are due in the first quarter of 2008 and are included in accounts receivable.

     -   Bridge Facility of A$25,000,000 of which two tranches totalling
         A$5,500,000 had been drawn. The tranches accrue interest daily at the
         Bank Bid Swap Rate ("BBSY") published in the Australian Financial
         Review plus a margin of 4.5% and is payable at the tranches' rollover date, at which point the principal is rolled over and the interest rate is reset. The facility has a maturity date of May 28, 2010.

     -   Cash Advance Facility of A$23,125,000, which has been fully drawn, bearing interest daily at the BBSY Rate plus a margin of 1.40% and is payable at the tranches' rollover date, at which point the principal is rolled over and the interest rate is reset. The facility will be reduced to A$15,000,000 on May 28, 2009 and the remaining balance matures on May 28, 2010.
     >>

     Both the Bridge Facility and the Cash Advance Facility are secured by a fixed and floating charge over the assets of Perseverance's subsidiaries, a mining tenement mortgage over tenements held by a subsidiary of Perseverance, and guarantees by Perseverance and all its subsidiaries. As at December 31,
2007, other receivables included the lease receivables of US$888,000. The amounts outstanding under the Bridge and Cash Advance Facilities total
US$25,117,000 and are included in long-term receivables.
     In connection with the Merger Implementation Agreement, Northgate and the
Bank entered into an arrangement whereby Northgate will acquire Perseverance's gold forward contracts for a fixed amount, based on the value of the underlying forward contracts at October 30, 2007. The fair value of the underlying forward contracts at December 31, 2007 resulted in a mark-to-market gain of $10,646,000, which was recorded as other income in net earnings.
     On February 18, 2008, the transaction closed and a total of A$230,200,000
(US$210,300,000) was paid to Perseverance securityholders.

     Stand-By Letter of Credit ("SBLC"): In connection with the acquisition of
Perseverance, the Corporation was required to pledge a cash amount of
A$109,400,000 in a SBLC. A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. As at December 31,
2007, the remaining SBLC of A$58,700,000 was held as a pledge against
Perseverance's forward gold sales contracts and certain bank guarantees.
Subsequent to year-end, the forward gold contracts were acquired for
A$49,307,000 (US$45,550,000). The funds remaining in the SBLC continue to pledge the guarantees of A$8,020,000 (US$7,434,000).

     Short-Term Loan: In December 2007, the Corporation secured the Loan in the amount of $48,716,000 from the same US investment bank, which structured and marketed Northgate's ARS investments. The Loan bears interest at LIBOR plus 100 basis points and matures on June 6, 2008. At December 31, 2007, the balance of the Loan including accrued interest was $44,835,000.

     Non-GAAP Measure

     The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown below.

     <<
     (Expressed in thousands
      of US$, except
      ounce amounts)           Q4 2007      Q4 2006         2007         2006
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  41,467       81,746      245,631      310,296
     -------------------------------------------------------------------------
     Cost of sales         $    60,322  $    60,461  $   226,933  $   224,584
     Change in inventories
      and other                 (4,124)       1,944       (8,616)       7,836
     Gross copper and
      silver revenue           (55,467)     (69,735)    (223,721)    (249,699)
     -------------------------------------------------------------------------
     Total cash cost               731       (7,330)      (5,404)     (17,279)
     -------------------------------------------------------------------------
     Cash cost ($/ounce)   $        18  $       (89) $       (22) $       (56)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     SELECTED QUARTERLY FINANCIAL DATA

     (Thousands of
      US dollars,                         2007 Quarter Ended
      except per share,   ----------------------------------------------------
      per ounce and per
      pound amounts)            Dec 31       Sep 30       Jun 30       Mar 31
     -------------------------------------------------------------------------
     Revenue               $    93,717  $    86,756  $    80,878  $    74,313
     Earnings (loss) for
      the period                32,020      (11,937)       8,647        9,406
     Earnings (loss)
      per share

       Basic               $      0.13  $     (0.05) $      0.03  $      0.04

       Diluted             $      0.13  $     (0.05) $      0.03  $      0.04

     Metal production
       Gold (ounces)            41,467       70,055       65,999       68,110
       Copper
        (thousands pounds)      16,766       18,822       14,839       17,702
     Metal Prices
       Gold (LBM - $/ounce)        788          681          667          650
       Copper (LME
        Cash - $/pound            3.26         3.50         3.47         2.69
     -------------------------------------------------------------------------

     (Thousands of
      US dollars,                         2006 Quarter Ended
      except per share,   ----------------------------------------------------
      per ounce and per
      pound amounts)            Dec 31       Sep 30       Jun 30      Mar 31
     -------------------------------------------------------------------------
     Revenue               $   118,239  $   102,667  $   105,348  $    85,059
     Earnings (loss) for
      the period (1)            19,790       14,902       50,315       21,735
     Earnings (loss)
      per share (1)

       Basic               $      0.09  $      0.07  $      0.23  $      0.10

       Diluted             $      0.09  $      0.07  $      0.22  $      0.10

     Metal production
       Gold (ounces)            81,746       74,789       76,127       77,634
       Copper
        (thousands pounds)      21,254       19,602       18,071       22,282
     Metal Prices
       Gold (LBM - $/ounce)        614          622          627          554
       Copper (LME
        Cash - $/pound            3.21         3.48         3.27         2.24
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Operations and Exploration Update

     Australian Mines

     Northgate's acquisition of Perseverance was completed on February 18,
2008. From this date forward, gold production from the Fosterville and Stawell mines will be attributed to the Corporation. Initial projections call for these mines to produce between 190,000 - 200,000 ounces of gold during calendar 2008, all of which will be sold at spot prices. Northgate will include the results of its Australian operations from the date of acquisition in its consolidated financial results for the period ending March 31, 2008. In the second quarter of 2008, the Corporation plans to update its previously released 2008 production guidance to include the Fosterville and Stawell mines acquired in the transaction.

     Young-Davidson Update

     Drilling resumed at Young-Davidson in January 2008 with five drill rigs in operation. One drill is underground and the other four surface drills are testing underground targets at various levels in and around the known underground resources with the objective of increasing the indicated resource to a minimum of 2.0 million ounces. Diamond drilling completed in the fourth quarter of 2007 expanded resources between the Lower Boundary and the Lower YD zones and below the Lucky zone to a depth of 1,300 metres (m). On February 6,
2008 Northgate released a new mineral resource estimate based on drilling conducted during 2007. Total underground resources at Young-Davidson now include 1.42 million ounces of Measured and Indicated resources and an additional 440,000 ounces of Inferred resources.
     An update of the open pit resources at Young-Davidson is currently underway and will incorporate new assay data generated by the 5,000m of infill drilling completed in 2007.
     The ramp that will provide underground access to the Young-Davidson deposit advanced dramatically during 2007 and is now about 2,000m long, reaching a vertical depth of approximately 500m. Underground definition drilling has begun from the second leg of the ramp targeting the Upper
Boundary zone in order to move the resources from Inferred to Indicated status. Dewatering of the existing No. 3 shaft down to the 360-m level is complete and the underground infrastructure left by the previous operator continues to be in excellent condition.

     Notice of Conference Call and Webcast of Year-End Results

     February 29 at 10:00 a.m. ET

     You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing our year-end financial results. The call and webcast will take place on Friday, February 29, 2008, at 10:00 a.m.
ET.

     Conference Call

     Please call 416-644-3415 or toll free in North America at 1-800-732-9307.
To ensure your participation, please call five minutes prior to the scheduled start of the call.

     Webcast

     The webcast package, including the webcast link and management presentation, will be available on the morning of February 29 and posted on
Northgate's website at www.northgateminerals.com under the Calendar of Events section. You may also access the webcast at
     http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2147860.

     Replay

     A replay of the conference call will be available beginning on
February 29 at 12:00 p.m. ET until March 14 at 11:59 p.m. ET.

     Replay Access No. 416-640-1917 or 1-877-289-8525
     Passcode: 212 60 773 followed by the number sign.

     NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     Forward-Looking Statements:

     This news release contains certain "forward-looking statements" and
"forward-looking information" as defined under applicable Canadian and U.S.
securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals
Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate's future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates, impact of any hedging activities;
discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, and success of exploration activities and permitting time lines; In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's
Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate's 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     <<
     INTERIM CONSOLIDATED BALANCE SHEETS
                                                    December 31   December 31
     Thousands of US dollars                               2007          2006
     -------------------------------------------------------------------------
                                                     (Unaudited)
     Assets
     Current Assets
     Cash and cash equivalents                     $    266,045  $    262,199
     Concentrate settlements and
      other receivables                                  17,245        17,960
     Inventories                                         35,234        26,208
     Future income tax asset                              1,194         7,469
     Deferred hedging loss                                    -         8,583
     -------------------------------------------------------------------------
                                                        319,718       322,419
     Other assets                                        80,181        27,622
     Long-term receivables                               25,117             -
     Deferred acquisition costs                           1,799             -
     Future income tax asset                             17,100         6,291
     Mineral property, plant and equipment              121,337       159,299
     Investments                                         70,074             -
     -------------------------------------------------------------------------
                                                   $    635,326  $    515,631
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities      $     35,861  $     22,023
     Short-term loan                                     44,835             -
     Current portion of capital lease obligations         2,267             -
     Future income tax liability                            872         2,439
     -------------------------------------------------------------------------
                                                         83,835        24,462
     Capital lease obligations                              282         2,586
     Other long-term liabilities                         14,115             -
     Provision for site closure and reclamation
      obligations                                        49,120        28,197
     Future income tax liability                          2,487        12,638
     -------------------------------------------------------------------------
                                                        149,839        67,883

     Shareholders' equity
     Common shares                                      309,455       307,914
     Contributed surplus                                  3,940         2,596
     Accumulated other comprehensive income              (3,282)            -
     Retained earnings                                  175,374       137,238
     -------------------------------------------------------------------------
                                                        485,487       447,748
     -------------------------------------------------------------------------
                                                   $    635,326  $    515,631
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

     Thousands of US
      dollars, except
      share and per
      share amounts,    Three Months Ended Dec 31  Twelve Months Ended Dec 31
      unaudited                2007          2006          2007          2006
     -------------------------------------------------------------------------
     Revenue           $     93,717  $    118,239  $    335,664  $    411,313
     -------------------------------------------------------------------------
     Cost of sales           60,322        60,461       226,933       224,584
     Administrative
      and general             3,689         1,543        10,461         8,209
     Depreciation
      and depletion           6,131        10,122        34,140        35,591
     Net interest
      income                 (4,813)       (2,156)      (17,124)       (4,013)
     Exploration              7,679         4,953        29,887        11,449
     Currency
      translation
      loss (gain)               342         3,726        (6,704)        1,922
     Accretion of
      site closure
      and recla-
      mation costs              690           406         2,559         1,553
     Writedown of
      mineral property          382             -        31,815             -
     Other expense (income) (10,646)            -        (7,820)        8,423
     -------------------------------------------------------------------------
                             63,776        79,055       304,147       287,718
     -------------------------------------------------------------------------
     Earnings before
      income taxes           29,941        39,184        31,517       123,595
     Income tax
      recovery (expense)
       Current                 (188)         (951)       (6,446)       (5,406)
       Future                 2,267       (18,443)       13,065       (11,447)
     -------------------------------------------------------------------------
                              2,079       (19,394)        6,619       (16,853)
     -------------------------------------------------------------------------
     Net earnings for
      the period       $     32,020  $     19,790  $     38,136  $    106,742
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other
      comprehensive
      income
       Reclassification
        of net realized
        gains on
        available for
        sale securities
        to net earnings           -             -          (315)            -
       Unrealized gain
        (loss) on
        available for
        sale securities      (3,486)            -        (3,296)            -
       Reclassification
        of deferred
        losses on gold
        forward
        contracts to
        net earnings,
        net of tax of
        $2,567 Q4 and
        $9,843 YTD            4,956             -        19,005             -
     -------------------------------------------------------------------------
                              1,470             -        15,394             -
     -------------------------------------------------------------------------
     Comprehensive
      income (loss)    $     33,490  $     19,790  $     53,530  $    106,742
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings
      (loss) per
      share
       Basic           $       0.13  $       0.09  $       0.15  $       0.50
       Diluted         $       0.13  $       0.09  $       0.15  $       0.48
     Weighted average
      shares
      outstanding
       Basic            254,329,720   217,165,384   254,166,789   215,609,932
       Diluted          255,065,987   224,674,332   255,257,756   222,892,929
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     Thousands of
      US dollars,
      except common       Number of        Common         Share
      shares,                Common        Shares      Purchase   Contributed
      unaudited              Shares        Amount      Warrants       Surplus
     -------------------------------------------------------------------------
     Balance at
      December 31,
      2006              253,700,033  $    307,914  $          -  $      2,596
       Transitional
        adjustment on
        adoption of
        financial
        instruments               -             -             -             -
       Shares issued
        under employee
        share purchase
        plan                 32,807            79             -             -
       Shares issued on
        exercise of
        options             413,420           519             -          (153)
       Stock-based
        compensation              -            39             -           759
       Net income                 -             -             -             -
       Other
        comprehensive
        income                    -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      March 31, 2007    254,146,260  $    308,551  $          -  $      3,202
       Shares issued
        under employee
        share purchase
        plan                 41,860           107             -             -
       Shares issued
        on exercise
        of options            5,600            15             -            (4)
       Stock-based
        compensation              -            53             -           320
       Net income                 -             -             -             -
       Other
        comprehensive
        income                    -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      June 30, 2007     254,193,720  $    308,726  $          -  $      3,518
       Shares issued
        under employee
        share purchase
        plan                 46,559            67             -             -
       Shares issued
        on exercise
        of options            5,200            14             -            (3)
       Stock-based
        compensation              -            34             -           279
       Net loss                   -             -             -             -
       Other
        comprehensive
        income                    -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      September
      30, 2007          254,245,479  $    308,841  $          -  $      3,794
       Shares issued
        under employee
        share purchase
        plan                 55,983           114             -             -
       Shares issued
        on exercise
        of options          151,400           443             -          (142)
       Stock-based
        compensation              -            57             -           288
       Net loss                   -             -             -             -
       Other
        comprehensive
        income                    -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2007          254,452,862  $    309,455  $          -  $      3,940
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     Thousands of                                   Accumulated
      US dollars,                                         Other
      except common                                      Compre-
      shares,                            Retained       hensive
      unaudited                          Earnings        Income         Total
     -------------------------------------------------------------------------
     Balance at
      December 31,
      2006                           $    137,238  $          -  $    447,748
       Transitional
        adjustment on
        adoption of
        financial
        instruments                             -       (18,676)      (18,676)
       Shares issued
        under employee
        share purchase
        plan                                    -             -            79
       Shares issued on
        exercise of
        options                                 -             -           366
       Stock-based
        compensation                            -             -           798
       Net income                           9,406             -         9,406
       Other
        comprehensive
        income                                  -         4,125         4,125
     -------------------------------------------------------------------------
     Balance at
      March 31, 2007                 $    146,644  $    (14,551) $    443,846
       Shares issued
        under employee
        share purchase
        plan                                    -             -           107
       Shares issued
        on exercise
        of options                              -             -            11
       Stock-based
        compensation                            -             -           373
       Net income                           8,647             -         8,647
       Other
        comprehensive
        income                                  -         5,174         5,174
     -------------------------------------------------------------------------
     Balance at
      June 30, 2007                  $    155,291  $     (9,377) $    458,158
       Shares issued
        under employee
        share purchase
        plan                                    -             -            67
       Shares issued
        on exercise
        of options                              -             -            11
       Stock-based
        compensation                            -             -           313
       Net loss                           (11,937)            -       (11,937)
       Other
        comprehensive
        income                                  -         4,624         4,624
     -------------------------------------------------------------------------
     Balance at
      September
      30, 2007                       $    143,354  $     (4,753) $    451,236
       Shares issued
        under employee
        share purchase
        plan                                    -             -           114
       Shares issued
        on exercise
        of options                              -             -           301
       Stock-based
        compensation                            -             -           345
       Net loss                            32,020             -        32,020
       Other
        comprehensive
        income                                  -         1,471         1,471
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2007                       $    175,374  $     (3,282) $    485,487
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     Thousands of
      US dollars,         Number of        Common         Share
      except common          Common        Shares      Purchase   Contributed
      shares, unaudited      Shares        Amount      Warrants       Surplus
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2005          214,011,246  $    195,565  $      8,715  $      1,657
       Shares issued
        under employee
        share purchase
        plan                 45,027            68             -             -
       Shares issued
        on exercise of
        share purchase
        warrants            314,523           480          (102)            -
       Shares issued on
        exercise of
        options             386,800           490             -          (154)
       Stock-based
        compensation              -            34             -         1,131
       Net income                 -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      March 31, 2006    214,757,596  $    196,637  $      8,613  $      2,634
       Shares issued
         under employee
         share purchase
         plan                30,269            76             -             -
       Shares issued on
        exercise of
        share purchase
        warrant              10,202            27             -             -
       Shares issued on
        exercise of
        options             810,880         2,245             -          (706)
       Stock-based
        compensation              -            39             -           240
       Net income                 -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      June 30, 2006     215,608,947  $    199,024  $      8,613  $      2,168
       Shares issued
        under employee
        share purchase
        plan                 30,955            73             -             -
       Shares issued on
        exercise of
        share purchase
        warrant               2,778             8             -             -
       Shares issued on
        exercise of
        options              22,800            84             -           (27)
       Stock-based
        compensation              -            36             -           244
       Net income                 -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      September
      30, 2006          215,665,480  $    199,225  $      8,613  $      2,385
       Shares
        issued under
        employee share
        purchase plan        39,300            87             -             -
       Shares issued on
        exercise of
        share purchase
        warrant          37,895,253       108,383        (8,613)           14
       Shares issued on
        exercise of
        options             100,000           176             -           (49)
       Stock-based
        compensation              -            43             -           246
       Net income                 -             -             -             -
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2006          253,700,033  $    307,914  $          -  $      2,596
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                    Accumulated
     Thousands of                                         Other
      US dollars,                                       Compre-
      except common                      Retained       hensive
      shares, unaudited                  Earnings        Income         Total
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2005                       $     30,496  $          -  $    236,433
       Shares issued
        under employee
        share purchase
        plan                                    -             -            68
       Shares issued
        on exercise of
        share purchase
        warrants                                -             -           378
       Shares issued on
        exercise of
        options                                 -             -           336
       Stock-based
        compensation                            -             -         1,165
       Net income                          21,735             -        21,735
     -------------------------------------------------------------------------
     Balance at
      March 31, 2006                 $     52,231  $          -  $    260,115
       Shares issued
         under employee
         share purchase
         plan                                   -             -            76
       Shares issued on
        exercise of
        share purchase
        warrant                                 -             -            27
       Shares issued on
        exercise of
        options                                 -             -         1,539
       Stock-based
        compensation                            -             -           279
       Net income                          50,315             -        50,315
     -------------------------------------------------------------------------
     Balance at
      June 30, 2006                  $    102,546  $          -  $    312,351
       Shares issued
        under employee
        share purchase
        plan                                    -             -            73
       Shares issued on
        exercise of
        share purchase
        warrant                                 -             -             8
       Shares issued on
        exercise of
        options                                 -             -            57
       Stock-based
        compensation                            -             -           280
       Net income                          14,902             -        14,902
     -------------------------------------------------------------------------
     Balance at
      September
      30, 2006                       $    117,448  $          -  $    327,671
       Shares
        issued under
        employee share
        purchase plan                           -             -            87
       Shares issued on
        exercise of
        share purchase
        warrant                                 -             -        99,784
       Shares issued on
        exercise of
        options                                 -             -           127
       Stock-based
        compensation                            -             -           289
       Net income                          19,790             -        19,790
     -------------------------------------------------------------------------
     Balance at
      December
      31, 2006                       $    137,238  $          -  $    447,748
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

     Thousands of
      US dollars,       Three Months Ended Dec 31  Twelve Months Ended Dec 31
      unaudited                2007          2006          2007          2006
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings
        for the period $     32,020  $     19,790  $     38,136  $    106,742
     Non-cash items:
       Depreciation
        and depletion         6,131        10,122        34,140        35,591
       Unrealized
        currency
        translation
        losses (gains)       (1,379)          266         1,362           (22)
       Unrealized gain
        on hedge option     (10,646)            -       (10,646)            -
       Accretion of
        site closure
        and reclamation
        costs                   690           406         2,559         1,553
       Amortization of
        hedging losses        7,523         6,348        28,848        21,375
       Amortization of
        deferred
        charges                 (15)           73           214           562
       Stock-based
        compensation            345           290         1,829         2,014
       Future income
        tax expense
        (recovery)           (2,267)       18,443       (13,065)       11,447
       Change in fair
        value of
        forward
        contracts           (29,631)      (17,975)       24,628       (16,619)
       Writedown of
        mineral
        property                382             -        31,815             -
       Gain on sale of
        investments               -             -          (315)            -
     Changes in
      operating working
      capital and other:
       Concentrate
        settlements
        and other
        receivables          40,529        11,194        (3,099)       13,154
       Inventories            1,655          (457)       (1,860)       (4,661)
       Accounts payable
        and accrued
        liabilities          (6,195)       (2,930)       10,874         3,222
       Settlement of
        forward
        contracts            (5,677)       (1,572)      (19,584)      (25,397)
       Reclamation
        costs paid             (551)         (114)         (551)       (2,349)
     -------------------------------------------------------------------------
                             32,914        43,884       125,285       146,612
     -------------------------------------------------------------------------
     Investing activities:
     Purchase of
      other assets          (51,000)       (1,714)      (51,000)       (1,845)
     Purchase of mineral
      property, plant
      and equipment          (2,565)       (6,115)      (13,825)      (15,199)
     Deferred costs paid     (1,673)            -        (1,673)            -
     Acquisition of
      receivables           (25,434)            -       (25,434)            -
     Purchase of
      investments                 -             -       (72,922)            -
     -------------------------------------------------------------------------
                            (80,672)       (7,829)     (164,854)      (17,044)
     -------------------------------------------------------------------------
     Financing activities:
     Repayment of capital
      lease obligation         (638)         (708)       (2,476)       (6,870)
     Financing from
      credit facility        44,835             -        44,835             -
     Repayment of
      long-term debt              -             -             -       (13,700)
     Issuance of
      common shares             415        99,998         1,056       102,562
     -------------------------------------------------------------------------
                             44,612        99,290        43,415        81,992
     -------------------------------------------------------------------------
     Increase (decrease)
      in cash and cash
      equivalents            (3,146)      135,345         3,846       211,560
     Cash and cash
      equivalents,
      beginning of
      period                269,191       126,854       262,199        50,639
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period    $    266,045  $    262,199  $    266,045  $    262,199
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary
      information
     Cash paid during
      the period for:
       Interest        $        266  $        111  $        482  $      1,006
       Income taxes               -           484             -           484
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Investor Relations, (416)
216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 18:22e 28-FEB-08